UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HONDO MINERALS CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

438130 106
(CUSIP Number)

with a copy to:

Zouvas Law Group, P.C.
2368 Second Avenue
San Diego, CA 92101
Tel: 619.688.1116
Facsimile: 619.688.1716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 438130 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Grosberg IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8.358,000
	6	SHARED VOTING POWER 18,805,000
	7	SOLE DISPOSITIVE POWER 8,358,000
	8	SHARED DISPOSITIVE POWER 18,805,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,805,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 14.2.0% based on 72,707,790 common shares outstanding
12	TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1.

(a) Name of Issuer:

Hondo Minerals Corporation

(b) Address of Issuer's Principal Executive Offices:

15303 N. Dallas Parkway, Suite 1050, Addison, Texas 75001

CUSIP No. 438130 106

ITEM 2.
(a) Name of Person Filing:

Stephen Grosberg

(b) Address of Principal Business Office, or if None, Residence:

601 E. 20th #8C, New York, NY 10010

(c) Citizenship:

United States

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP Number:

438130 106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	¨	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	¨	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	¨	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 18,805,000

(b) Percent of class: 16.6% Common Stock, par value $0.001 per share

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote – 8,358,000

(ii) Shared power to vote or to direct the vote – 18,805,000

(iii) Sole power to dispose or to direct the disposition of – 8,358,000

(iv) Shared power to dispose or to direct the disposition of – 18,805,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 438130 106

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2012	/s/Stephen Grosberg
Signature

Stephen Grosberg,
Name